                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                            STRATOSPHERE CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  86 3106 10 0
                          -----------------------------
                                 (CUSIP Number)


                                   Bob Stupak
                                910 Rancho Circle
                             Las Vegas, Nevada 89107
                                 (702) 383-0764
           (Name, Address and Telephone Number of Person Authorized to
                      Received Notices and Communications)

                                 April 29, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 863103 10 0                                       Page 2 of 9 Pages
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
        1      NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Bob Stupak

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        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]

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        3      SEC USE ONLY

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        4      SOURCE OF FUNDS*
               Not applicable
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        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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        6      CITIZENSHIP OR PLACE OF ORGANIZATION              U.S.

-------------------------------------------------------------------------------
NUMBER OF                (7)     SOLE VOTING POWER                    0
SHARES
BENEFICIALLY             (8)     SHARED VOTING POWER          3,000,000
OWNED BY
EACH REPORTING           (9)     SOLE DISPOSITIVE POWER               0
PERSON WITH
                         (10) SHARED DISPOSITIVE POWER        3,000,000


-------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               3,000,000

-------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]

--------------------------------                        ------------------------
CUSIP No. 863103 10 0                                       Page 3 of 9 Pages
-------------------------------                         ------------------------

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        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%

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        14     TYPE OF REPORTING PERSON*
               IN

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                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  SCHEDULE 13D

-------------------------------------------------------------------------------
        1      NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Las Vegas Vacation Club, Inc.

-------------------------------------------------------------------------------
        2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [X]

-------------------------------------------------------------------------------
        3      SEC USE ONLY

-------------------------------------------------------------------------------
        4      SOURCE OF FUNDS*
               Not applicable

-------------------------------------------------------------------------------
        5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
        6      CITIZENSHIP OR PLACE OF ORGANIZATION
               Nevada

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
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CUSIP No. 863103 10 0                                       Page 4 of 9 Pages
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NUMBER OF                (7)  SOLE VOTING POWER                      0
SHARES                   (8)  SHARED VOTING POWER            3,000,000
BENEFICIALLY
OWNED BY                 (9)  SOLE DISPOSITIVE POWER                 0
EACH REPORTING
PERSON WITH             (10)  SHARED DISPOSITIVE POWER       3,000,000


-------------------------------------------------------------------------------
        11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               3,000,000

-------------------------------------------------------------------------------
        12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
        13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%

-------------------------------------------------------------------------------
        14     TYPE OF REPORTING PERSON*
               CO

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 863103 10 0                                       Page 5 of 9 Pages
-------------------------------                         ------------------------

                              EXPLANATORY STATEMENT

        This Amendment No. 8 ("Amendment No. 8") amends, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Statement on Schedule 13D filed by Bob Stupak ("Mr. Stupak") and Bob Stupak Enterprises, Inc., a Nevada corporation ("BSE" and collectively with Mr. Stupak, the "Reporting Persons" or the "Stupak Affiliates"), dated November 15, 1993, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Stratosphere Corporation, a Delaware corporation (the "Issuer" or the "Company"). On April 29, 1998, BSE was merged with and into Las Vegas Vacation Club, Inc., a Nevada corporation ("LVVC"), with LVVC as the surviving corporation. Accordingly, BSE has ceased to be a Reporting Person, and LVVC has been added to this Amendment No. 8 as a Reporting Person. Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the
Schedule 13D.

        The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

        This Amendment No. 8 is being filed for the purpose of reporting open market sales of Common Stock by the Reporting Persons and an agreement entered into by the Reporting Persons that may affect their ownership of Common Stock. The filing of this amendment is not, and should not be deemed to be, an admission that such an amendment is required to be filed.

ITEM 2.  IDENTITY AND BACKGROUND

        Item 2 of the Schedule 13D is hereby amended and restated as follows:

        This Schedule 13D is filed on behalf of Las Vegas Vacation Club, Inc., a Nevada corporation ("LVVC"), successor to Bob Stupak Enterprises, Inc. ("BSE") and Bob Stupak (each a "Reporting Person or "Stupak Affiliate" and, collectively, the "Reporting Persons" or the "Stupak Affiliates"). The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

        LVVC. LVVC is a Nevada corporation whose principal business is the monitoring and administration of vacation club packages that were transferred to Stratosphere Hotel & Casino, as well as ownership of the common stock of the Issuer. The business address of LVVC is 1213 Las Vegas Boulevard South, Las Vegas, Nevada 89104.

        BSE. BSE was a Nevada corporation whose principal business was the ownership of the Common Stock of the Issuer. On April 29, 1998, BSE was merged with and into LVVC

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CUSIP No. 863103 10 0                                       Page 6 of 9 Pages
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with LVVC as the surviving corporation. As a result, BSE will no longer be a
Reporting Person for purposes of this and all future filings.

        Stupak. Bob Stupak is the sole director, president, secretary, treasurer and stockholder of LVVC. His principal occupation is serving as an officer and director of LVVC. The business address of Mr. Stupak is 1213 Las Vegas Boulevard South, Las Vegas, Nevada 89104. Mr. Stupak is a citizen of the United States.

        During the past five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Schedule 13D is hereby amended and restated as follows:

        On April 29, 1998, BSE was merged with and into LVVC, with LVVC as the surviving corporation. As a result, LVVC succeeded to all of the assets and liabilities of BSE, including all of the shares of Common Stock of the Issuer owned by BSE.

        As of May 12, 1998, LVVC is the beneficial owner of 3,000,000 shares of Common Stock, which represent approximately 5.1% of the outstanding Common Stock of the Issuer. By virtue of being the sole stockholder, director, president, treasurer and secretary of LVVC, Mr. Stupak may be deemed to have the power to vote and dispose of the shares of Common Stock owned by LVVC. Accordingly, Mr. Stupak may be considered the beneficial owner of an aggregate of 3,000,000 shares of Common Stock as of May 12, 1998, which represent approximately 5.1% of the outstanding Common Stock.

        Pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement, certain shares of Common Stock (3,000,000 shares as of May 12, 1998) (the "Pledged Shares") beneficially owned directly by LVVC and indirectly by Mr. Stupak are held in escrow and pledged to the Issuer to secure certain obligations of Mr. Stupak. Under Rule 13(d)(3) of the Exchange Act, the Issuer, as pledgee, may be deemed to share the voting and dispositive power with respect to such pledged shares.

        The Issuer, as pledgee, has (i) the right to receive and hold, as additional security, dividends paid on the pledged shares and (ii) the right to receive the proceeds, subject to certain limitations, from the sale of any pledged shares that are sold pursuant to the terms of the agreements governing the respective pledges.

        Transactions in the Common Stock effected by the Reporting Persons since the most recent filing on Schedule 13D are set forth on Schedule A hereto.

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CUSIP No. 863103 10 0                                       Page 7 of 9 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

        Item 6 is hereby amended and supplemented by adding the following:

        As of January 19, 1998, all of the shares of Common Stock pledged to Nevada State Bank pursuant to that certain commercial pledge and security agreement dated April 18, 1996 have been sold.

        On March 27, 1998, the Issuer, its wholly owned subsidiary Stratosphere Gaming Corp. ("SGC"), Mr. Stupak, LVVC (as successor to BSE) and the members of a bankruptcy certified class represented by Richard Duncana entered into a Settlement Agreement and Release (the "Settlement Agreement") with respect to voluntary petitions for Chapter 11 Reorganization pursuant to the United States Bankruptcy Code that were filed by the Issuer and SGC on January 27, 1997 with the United States Bankruptcy Court for the District of Nevada (the "Bankruptcy Court"). The Settlement Agreement provides, among other things, that upon the satisfaction of certain conditions, including, but not limited to, the approval of the Settlement Agreement by the Bankruptcy Court, the monies and Common Stock of the Issuer held in escrow pursuant to the terms of the Asset Purchase Agreement and FIB Escrow Agreement will, after payment of the escrow agent's fees and costs and deposit of an amount into a class action trust account, be transferred to the Issuer. It is anticipated that the Bankruptcy Court will approve the Settlement Agreement in May, 1998. If the Settlement Agreement is approved by the Bankruptcy Court, and Mr. Stupak and LVVC perform their obligations under the Settlement Agreement, Mr. Stupak and LVVC will cease to be Reporting Persons.

Item 7  EXHIBITS

        The Settlement Agreement is filed as Exhibit 99.1 hereto.

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CUSIP No. 863103 10 0                                       Page 8 of 9 Pages
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                                   SCHEDULE A

        BSE (the predecessor to LVVC) effected the following open market transactions in the Common Stock since the most recent filing on Schedule 13D.


             DATE                 NUMBER OF                  PRICE PER                  DESCRIPTION
                                   SHARES                      SHARE
        --------------      ---------------------      ---------------------      ------------------------
          1/8/98                   157,500                    $0.088                        Sale

          1/9/98                   200,000                    $0.088                        Sale

          1/14/98                  250,000                    $0.088                        Sale

          1/16/98                   50,000                    $0.088                        Sale

          1/19/98                    8,700                    $0.084                        Sale

          1/20/98                  250,000                    $0.097                        Sale

          1/20/98                  250,000                    $0.094                        Sale

          1/21/98                  250,000                    $0.103                        Sale

          1/22/98                  250,000                    $0.112                        Sale

          1/23/98                  250,000                    $0.128                        Sale

          1/26/98                  100,000                    $0.133                        Sale

          1/26/98                  250,000                    $0.097                        Sale

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CUSIP No. 863103 10 0                                       Page 9 of 9 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        May 12, 1998                      /s/  BOB STUPAK
        -------------                     ------------------------------------
            Date                               Bob Stupak


                                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        May 12, 1998                     LAS VEGAS VACATION CLUB, INC.
        -------------
            Date
                                         /s/  BOB STUPAK
                                         ------------------------------------
                                              Bob Stupak, President